Exhibit (n)(3)

ALPS SERIES TRUST

CLARKSTON FOUNDERS FUND

Plan pursuant to Rule 18f-3(d) under the

Investment Company Act of 1940

Effective December 14, 2020

The Clarkston Founders Fund (the “Founders Fund”), a series of ALPS Series Trust, an open-end management investment company (the “Trust”), may from time to time issue one or more of the following classes of shares: Founders Class shares and Institutional Class shares. Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Founders Fund’s registration statement as from time to time in effect. The differences in expenses among these classes of shares are set forth below in this Plan. Except as noted below, expenses are allocated between the classes of shares of the Founders Fund based upon the net assets of the Founders Fund attributable to shares of each class. This Plan is subject to change, to the extent permitted by law and by the Declaration of Trust of the Trust and By-laws of the Trust, by action of the Trustees of the Trust.

FOUNDERS CLASS SHARES

Distribution and Service Fees

Founders Class shares do not pay distribution and service fees.

Shareholder Service Fees

Founders Class shares do not pay shareholder service fees.

Initial Sales Charge

Founders Class shares do not charge an initial sales load.

Contingent Deferred Sales Charge

Founders Class shares do not charge a contingent deferred sales load.

INSTITUTIONAL CLASS SHARES

Distribution and Service Fees

Institutional Class shares do not pay distribution or service fees.

Exhibit (n)(3)

Shareholder Service Fees

The Founders Fund has adopted a shareholder services plan with respect to the Founders Fund’s Institutional Class shares (the “Services Plan”). Under the Founders Plan, the Founders Fund is authorized to pay banks and their affiliates and other institutions, including broker-dealers and Fund affiliates (“Participating Organizations”), an aggregate fee in an amount not to exceed on an annual basis 0.15% for Institutional Class shares of the average daily net asset value of the Institutional Class shares of the Founders Fund attributable to or held in the name of a Participating Organization for its clients as compensation for providing service activities pursuant to an agreement with a Participating Organization. Any amount of such payment not paid during the Founders Fund’s fiscal year for such service activities shall be reimbursed to the Founders Fund.

Initial Sales Charge

Institutional Class shares do not charge an initial sales load.

Contingent Deferred Sales Charge

Institutional Class shares do not charge a contingent deferred sales load.

ALLOCATIONS OF INCOME AND EXPENSES

(a)       Founders Class shares and Institutional Class shares pay the expenses associated with their different distribution and shareholder servicing arrangements (“Class Expenses”). Each class of shares may, at the Trustees’ discretion, also pay a different share of other expenses.

(b)       The gross income of the Founders Fund generally shall be allocated to each class on the basis of net assets. To the extent practicable, certain expenses (other than Class Expenses as defined above, which shall be allocated more specifically) shall be subtracted from the gross income on the basis of the net assets of each class of the Founders Fund. These expenses include:

(1)	Expenses incurred by the Trust (including, but not limited to, fees of Trustees, insurance and legal counsel) not attributable to a particular class of shares of the Founders Fund (“Trust Level Expenses”);

(2)	Expenses incurred by more than one fund (but not by all funds) not attributable to a particular class of shares of the Founders Fund (“Multiple-Fund Level Expenses”); and

(3)	Expenses incurred by the Founders Fund not attributable to any particular class of the Founders Fund’s shares (including, but not limited to, advisory fees, custodial fees or other expenses relating to the management of the Founders Fund’s assets) (“Fund Expenses”).

Expenses of the Founders Fund shall be apportioned to each class of shares depending upon the nature of the expense item. Trust Level Expenses shall be allocated among the classes of shares based on their relative net asset values in relation to the net asset value of the Trust. Multiple-Fund Level Expenses shall be allocated among the classes of shares of the Founders Fund based on their relative net asset values in relation to the aggregate net asset value of the Founders Fund. Fund Expenses shall be allocated among the classes of shares based on their relative net asset values in relation to the net asset value of the Founders Fund. Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it may be charged to the Founders Fund for allocation among classes, as determined by the Board of Trustees. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board of Trustees of the Trust in light of the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended.

Exhibit (n)(3)

The Trust reserves the right to utilize any other appropriate method to allocate income and expenses among the classes, including those specified in Rule 18f-3(c)(1) of the 1940 Act, provided that a majority of the Trustees and a majority of the Trustees who are not “interested persons” of the Trust for purposes of Section 2(a)(19) of the 1940 Act (“Independent Trustees”) determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

DIVIDENDS/DISTRIBUTIONS

The Founders Fund pays out as dividends net investment income and net realized short-term capital gains as described in its registration statement as from time to time in effect.

All dividends and/or distributions will be paid in the form of additional shares of the class of shares of the Founders Fund to which the dividends and/or distributions relate, unless the shareholder elects to receive cash. Dividends paid by the Founders Fund are calculated in the same manner and at the same time with respect to each class.

REDEMPTION FEES

The Founders Fund does not impose redemption fees on redemptions and/or exchanges of the Founders Fund’s Founders Class or Institutional Class shares.

EFFECTIVENESS OF PLAN

This Plan shall not take effect until it has been approved by votes of a majority of both (a) the Trustees of the Trust and (b) the Independent Trustees.

MATERIAL MODIFICATIONS

This Plan may not be amended to modify materially its terms unless such amendment is approved in the manner provided for initial approval hereof.

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